PEPCO HOLDINGS, INC.

EXECUTIVE INCENTIVE COMPENSATION PLAN

PARTICIPATION AGREEMENT FOR _____ PLAN YEAR

This Agreement is made by and between _____ (the "Participant") and Pepco Holdings, Inc. (the "Company").

The Parties agree to and acknowledge the following:

A.   The Participant has been designated as a Participant on the Pepco Holdings, Inc.'s Executive Incentive Compensation Plan for the _____ Plan Year, has received a copy of the Plan and is familiar with the terms and conditions of the Plan, all of which are hereby incorporated into this Agreement.

B.   1.   In the event that an incentive award becomes payable to the Participant for the _____ Plan Year, the Participant hereby irrevocable elects:

   a.   That _____ % of the award is paid in a lump sum upon determination of the award.

   b.   That _____ % of the award is deferred as set forth below.

C.   PAYMENT OF AMOUNT DEFERRED (This section should be completed only if the Participant has elected to defer all or part of the award.)

   1.   Commencement of Payment. Any amount deferred under paragraph B.1.b. above shall be paid to the Participant (or, if applicable, to the Participant's Beneficiary) in the manner described in paragraph C.2., commencing at the time selected below (check one):

   a.   _____   On the date of commencement of benefits under the General Retirement Plan.

   b.   _____   On January 31 of the year following commencement of benefits under the General Retirement Plan.

   c.   _____   On the first day of the month following the Participant's separation from the Company's service.

       d.   _____   On January 31 of the calendar year following the Participant's separation from the Company's service.

       e.   _____   On January 31 of the calendar year following the later of the Participant's attainment of age ___ or separation from the Company's service.

       f.   _____   On January 31 of _____. (Note: The designated year may not be earlier than _____.)

2. <u>Manner of Payment</u>. Benefits deferred under the Plan shall be paid to the Participant (or, if applicable, the Participant's Beneficiary) in the following manner (check one):

       a.   _____   In a lump sum.

       b.   _____   In annual installments over _____ (two through fifteen) years.

       c.   _____   In monthly installments over _____ (twenty-four through one-hundred and eighty) months.

D.   BENEFICARY

The Participant designates the following Beneficiary (or beneficiaries) to receive any benefits due under the Plan in the event of the Participant's death (specify full name, relationship and address):

Primary:

_____
_____
_____

Contingent:

_____
_____
_____

Signed this _____ day of _____, _____.

                 By: _____
                               Participant

PEPCO HOLDINGS, INC.

By: _____